FORM 51-102F.3
Securities Act

MATERIAL CHANGE REPORT

ITEM 1.	REPORTING ISSUER
Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7

ITEM 2.	DATE OF MATERIAL CHANGE
January 27, 2012

ITEM 3.	PRESS RELEASE
Press release dated January 9, 24 and 27, 2012 and delivered to the TSX and disseminated through Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has completed the first tranche of 2,087,778 Units from a Non-Brokered Private Placement of 8,400,000 Units at a price of $0.18 per unit. Each unit consisting of one common share and one share purchase warrant. One share purchase warrant will be exercisable into one common share for a period of twenty four months from closing at a price of $0.25. The first tranche closed on January 27, 2012.

A finder’s fee was associated with a portion of the private placement. Such finder’s fee consisted of 6% of gross cash proceeds, totaling $3,000.00 plus Agents Warrants, totaling 16,667, equal to 6% of units placed. The warrants are exercisable at $0.25 for two years from the date of closing of January 27, 2012.

Hard Creek Insiders that participated in the first tranche of the Private Placement amounted to 11.31% or 950,000 Units.

ITEM 6.	RELIANCE OF SECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102
This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	SENIOR OFFICER
Contact: Leslie Young, Corporate Secretary (604) 681-2300.

ITEM 9	DATE OF REPORT
January 27, 2012

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of January, 2012.

HARD CREEK NICKEL CORPORATION

“Leslie Young”,
Leslie Young, Corporate Secretary